

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 11, 2008

Philip Baker
Chief Financial Officer
Lihir Gold Limited
7th Floor, Pacific Place
Cnr Champion Parade and Musgrave Street
Port Moresby, NCD, Papua New Guinea

  Re: **Lihir Gold Limited**
    Form 20-F for the Fiscal Year Ended December 31, 2006
    Filed April 16, 2007
    Form 20-F/A for the Fiscal Year Ended December 31, 2006
    Filed December 27, 2007
    File No. 0-26860

Dear Mr. Baker:

  We have completed our review of your 2006 Form 20-F, and related amendments, and do not, at this time, have any further comments.

        Sincerely,

        Jill Davis
        Branch Chief